Mail Stop 3010

June 15, 2009

Via U.S. Mail and Fax (818) 244-9530
Mr. John Reyes
Chief Financial Officer
Public Storage
701 Western Ave.
Glendale, CA 91201-2349

        RE: **Public Storage**
               Form 10-K for the period ended December 31, 2008
               Filed March 2, 2009
               Definitive Proxy Statement filed March 19, 2009
               File No. 1-33519

Dear Mr. Reyes:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for year ended 12/31/08

Item 1A. Risk Factors

If we failed to qualify as a REIT for income tax purposes… page 16

1. We note your disclosure that you have assumed that Shurgard qualified as a REIT based on your review of public filings. Please tell us why you have relied upon public filings rather than making a direct assessment of Shurgard's REIT qualifications in light of your 49% ownership interest and management position in Shurgard Europe.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities, page 23

2. Please revise the discussion of dividends to disclose the aggregate dividend amounts paid in each of the last two fiscal years. Refer to Item 201(c) of Regulation S-K. Also, disclose the amount of dividends paid in each of the last two fiscal years on your outstanding Equity Shares, Series A and Series AAA. Provide this disclosure in future filings and tell us how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. We note your use of net operating income, which is a non-GAAP financial measure. The disclosure on page 33 indicates that the reconciliation of NOI to net income is included in Note 11 to your consolidated financial statements. We are unable to locate the reconciliation in Note 11. Please tell us where you have provided the appropriate reconciliation, as required by Item 10(e) of Regulation S-K. Please ensure that you provide a separate reconciliation for each non-GAAP measure used in your report.

Investment in Shurgard, page 44

4. Please tell us and disclose in future filings the business purpose of selling a 51% stake in Shurgard Europe. Are there plans to sell your remaining interests in the future? We note that Shurgard Europe was acquired just two years ago. In addition, please discuss how this transaction will impact your future financial results.

5. It also appears that Shurgard Europe is experiencing financial difficulty as you disclosed that Shurgard Europe has recorded a loss of $27,836,000 since March 31, 2008. Please tell us how you have determined that the interest income that you have recorded is fully collectible due to the excessive losses of Shurgard Europe.

Note 3. Disposition of an Interest in Shurgard Europe, page F-15

6. Please provide us with your FIN 46(R) analysis as it relates to your ownership interests in Shurgard Europe. Tell us how you determined that it was not a variable interest entity.

Item 15 – Exhibits, Financial Statement Schedules

Exhibit 31

7. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note that paragraph 5 of the certifications of your current Principal Executive Officer and Principal Financial Officer substitutes the word "trustees" for the word "directors" and omits the parenthetical language. In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement filed March 19, 2009

Compensation of Trustees, page 6

Consulting Agreement, page 6

8. We note that you entered into a consulting agreement with Mr. Hughes in 2004. Please file this agreement in accordance with Item 601(b)(10).

Election of Trustees, page 9

9. Please ensure that you disclose in future filings the business experience for each of the trustees during the past five years. Specifically, please disclose the following:

    - Mr. Baker's business experience since 2005;

    - Ms. Gustavson's business experience during the last five years;

    - The year that B. Wayne Hughes, Jr. commenced his employment with American Commercial Equities, LLC;

    - Mr. Lenkin's business experience following his work as a consultant in 2006; and

    - The year that Mr. Staton commenced his employment with FriendFinder Networks, Inc. and Enterprise Acquisition Corp.

    Refer to Item 401(e) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page15

Bonuses, page 16

10. We note that you award bonuses based on three key performance metrics. Please quantify each corporate performance metric that must be achieved for an officer to be eligible for the target and maximum bonus amounts. Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

Certain Relationships and Related Transactions and Legal Proceedings, page 27

11. We note that you have a right of first refusal to acquire the stock or assets of the corporation that manages the Canadian facilities. Please file this agreement or tell us why you believe the contract is immaterial in amount or significance. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief